SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

_________________

SCHEDULE 13G

INFORMATION STATEMENT PURSUANT TO RULES 13D-1 AND 13D-2
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO.  )1

Baja Mining Corp.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

05709R103

(CUSIP Number)

December 31, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        Rule 13d-1(b)

       Rule 13d-1(c)

       Rule 13d-1(d)

_________________

         1 The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No. 05709R103	13G	Page 2 of 5 Pages

1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) ATC Trustees Cayman Limited
2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3)	SEC Use Only
4)	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	(5)	Sole Voting Power 6,957,175 common shares*
	(6)	Shared Voting Power 0
	(7)	Sole Dispositive Power 6,957,175 common shares*
	(8)	Shared Dispositive Power 0
9)	Aggregate Amount Beneficially Owned by Each Reporting Person
6,957,175 common shares*

*ATC Trustees (Cayman) Limited has voting and dispositive authority over 4,300,000 common shares and is the nominee trustee of a foundation in which the Wy-Mac Foundation, a Curacao Foundation is a discretionary beneficiary with no individual voting or dispositive authority over the shares, or over the trustee. The Wy-Mac Foundation has no specified beneficiaries, however, John Greenslade (President, CEO and Director of the Issuer) and his family anticipate that they could, at the discretion of the managing director of such foundation, be beneficiaries of such foundation.

ATC Trustees (Cayman) Limited has voting and dispositive authority over 2,657,175 common shares and is the nominee trustee of a foundation in which the World Athletic Charitable Foundation is a discretionary beneficiary with no individual voting of dispositive authority over the shares, or over the trustee. The World Athletic Charitable Foundation has no specified beneficiaries, however, Stephen Holmes (no relation to the Issuer) and his family anticipate that they could, at the discretion of the managing director of such foundation, be beneficiaries of such foundation.
10)	Check If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11)	Percent of Class Represented by Amount in Row (9) 6.4895%* *The percentages used herein are calculated based upon 107,206,871 outstanding shares as of November 27, 2006.
12)	Type of Reporting Person (See Instructions) OO

CUSIP No. 05709R103	13G	Page 3 of 5 Pages

Item 1 (a)	Name of Issuer:
Baja Mining Corp.
Item 1 (b)	Address of Issuer’s Principal Executive Offices:
2350, 1177 West Hastings Street Vancouver, British Columbia V6E 2K3 Canada
Item 2 (a)	Name of Person Filing: ATC Trustees (Cayman) Limited
Item 2 (b)	Address of Principal Business Office or, if none, Residence:
Harbour Drive, Cayside, 2nd Floor George Town, Grand Cayman Cayman Islands
Item 2 (c)	Citizenship: Cayman Islands
Item 2 (d)	Title of Class of Securities: Common Shares
Item 2 (e)	CUSIP Number:
05709R103
Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
	(a)	|_|	Broker or dealer registered under Section 15 of the Act.
	(b)	|_|	Bank as defined in Section 3(a)(6) of the Act.
	(c)	|_|	Insurance company as defined in Section 3(a)(19) of the Act.
	(d)	|_|	Investment company registered under Section 8 of the Investment Company Act.
	(e)	|_|	An investment adviser in accordance with Rule 13d-1(b)(1) (ii)(E);
	(f)	|_|	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
	(g)	|_|	A parent holding company, in accordance with Rule 13d-1(b)(ii)(G);
	(h)	|_|	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
	(i)	|_|	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
	(j)	|_|	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

		[ ]	If this statement is filed pursuant to Rule 13d-1(c), check this box.

CUSIP No. 05709R103	13G	Page 4 of 5 Pages

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities identified in Item 1.
(a)	Amount beneficially owned:
See Item 9 on the cover page
(b)	Percent of Class:
See Item 11 on the cover page
(c)	Number of shares as to which such person has:

(i)     Sole power to vote or to direct the vote:

(ii)    Shared power to vote or direct the vote:

(iii)   Sole power to dispose or to direct the disposition of:

(iv) Sole power to dispose or to direct the disposition of:
Item 5.	Ownership of Five Percent or Less of a Class.
If the statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]
Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
N/A
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
N/A
Item 8.	Identification and Classification of Members of the Group. N/A
Item 9.	Notice of Dissolution of Group. N/A
Item 10.	Certification. N/A

CUSIP No. 05709R103	13G	Page 5 of 5 Pages

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14th, 2007 (Date)

ATC Trustees Cayman Limited by by Peter Goddard/J. Geoff Kirby Authorized Signatories /s/ Peter Goddard/J. Geoff Kirby (Signature)